�          !! "  #$ %"%&'() (*+,-. / 012345678-9-. :;<=0 >?@ 1A12 BCDEFDGBHIEF HE IJE FKGLCHBHKF MN OPQ RSRT UVWXYZY[ \]̂ _̀aY bGcdefghbi PVVjkVlYm ̀jnPQ ̀aP̀ Ẁ aPm ok[laPmYn ̀aY pjXjqWVr VkstY[ jp Ẁm j[nWVP[Q maP[YmjV ̀aY ]jVnjV ùjlv wxlaPVrY p[js wyz{w uz aPZWVr Ẁm [YrWm̀Y[Yn jpWlY P̀ N| [kY O}VP[m ~SSR \P[Wm| €[PVlY|qẀa ̂jssY[lWPX [YrWm̀[P̀WjV VkstY[ TR SS RN‚ ƒ̂ u \P[Wm _b„…† ‡ˆc‰†ˆbiŠ ‹aY [Yok[laPmYn maP[Ym qWX tY aYXnWV ̀[YPmk[QŠ IˆŒgfˆh F…fˆ†Ž P̀Y jp ok[laPmYm MN OPQ RSRT{kstY[ jp j[nWVP[Q maP[Ym ok[laPmYn R|SSS‘WraYm̀ o[WlY oPWn oY[ maP[Y ’“o |T~ŠS]jqYm̀ o[WlY oPWn oY[ maP[Y ’“o |TTMŠS”jXksY qYWràYn PZY[PrY o[WlY oPWn oY[ maP[Y ’“o |TMŠTT ukla ok[laPmYm pj[s oP[̀ jp ̀aY ̂jsoPVQ•m YxWm̀WVr maP[Y tkQ–tPlv o[jr[PssY PVn qY[Y YpYl̀Yn ok[mkPV̀ ̀j ̀aYWVm̀[kl̀WjVm WmmkYn ̀j ̀aY “[jvY[ tQ ̀aY ̂jsoPVQ jV M~ OP[la RSRT| Pm PVVjkVlYn jV ̀aP̀ nP̀YŠ €jXjqWVr ̀aY ok[laPmY jp ̀aYmY maP[Ym| UVWXYZY[ ajXnm MSN|M—R|MM— jp Ẁm j[nWVP[Q maP[Ym WV ̀[YPmk[Q PVn aPmR|RT|MSM|NT j[nWVP[Q maP[Ym WV WmmkY _YxlXknWVr ̀[YPmk[Q maP[YmiŠ D˜˜ˆ†˜f„†Œ g™cˆdf„cg BˆfŒg˜ š†g›† œc›d† ž†˜…„†Œ fš†ˆf˜†eˆŸ†  ¡‡e¢ D˜˜ˆ†˜f„†Œ šc›d†]uw |TMŠ~— M|—MS“̂£w “yw“̂£w ̂yw‹k[¤kjWmY |TTMŠS —S OYnWP wV¤kW[Ym\XYPmY ljV̀Pl̀ ̀aY UVWXYZY[ \[Ymm £pWlY P̀ \[Ymm–£pWlYŠ]jVnjV¥UVWXYZY[Šljs BˆfgŽfŸ„cg Œ†„fŽ �� � �  ���  ��� !�"� �## "� � �$� �%& �"   '��� & �� �  ( �  "�) �*� �+& �� �� �,)#*�"�# �� *-&�#)) � "�   �  .�/0123435670893 :;4<=�>?@ABC;1D428�E=20= C4F=�>@GCBH !'IIJ KL M. .II !'I!J KL M.!.M !'I!J KL . .  !'I!IJ KL ..IM !'I J KL .. !! !'IHJ KL I.I. MM !'IHJ KL I.I. !'I! J KL !. .IM !'IIIJ KL !.M.I !'I! J KL .I. !'I! J KL .I.I M !'IIIJ KL .I.H !'IIIJ KL .I.! !'IIJ NO " .!. ! !'IIJ NO " .!. �PQRS�RTUVWXYZRVT�RS�[WV\R]̂]�_̀�abcd�ZQ̂�T̂eS�ŜW\Rf̂�VU�ZQ̂�gVT]VT�cZVfh�ijfQYTk̂l�abc�RS�Y[[WV\̂]�_̀�ZQ̂�mRTYTfRYn�oVT]pfZ�qpZQVWRZ̀�ZV�YfZ�YS�YrWRXYẀ�sTUVWXYZRVT�rWV\R]̂W�RT�ZQ̂�tTRẐ]�uRTk]VXl�P̂WXS�YT]�fVT]RZRVTS�ŴnYZRTk�ZV�ZQ̂�pŜ�YT]�]RSZWR_pZRVT�VU�ZQRS�RTUVWXYZRVT�XỲ�Y[[ǹl�mVW�UpWZQ̂WRTUVWXYZRVTd�[n̂YŜ�fVTZYfZ�WTSvnŜklfVX�VW�\RSRZ�eeelWTSlfVXlabc�XỲ�pŜ�̀VpW�sr�Y]]ŴSS�ZV�fVTURWX�fVX[nRYTf̂�eRZQ�ZQ̂�ẐWXS�YT]�fVT]RZRVTSd�ZV�YTYǹŜ�QVe�̀Vp�̂TkYk̂�eRZQ�ZQ̂�RTUVWXYZRVT�fVTZYRT̂]�RT�ZQRSfVXXpTRfYZRVTd�YT]�ZV�SQYŴ�SpfQ�YTYǹSRS�VT�YT�YTVT̀XRŜ]�_YSRS�eRZQ�VZQ̂WS�YS�[YWZ�VU�VpW�fVXX̂ WfRYn�ŜW\Rf̂Sl�mVW�UpWZQ̂W�RTUVWXYZRVT�Y_VpZ�QVeabc�YT]�ZQ̂�gVT]VT�cZVfh�ijfQYTk̂�pŜ�ZQ̂�[̂WSVTYn�]YZY�̀Vp�[WV\R]̂�pSd�[n̂YŜ�Ŝ �̂VpW�rWR\Yf̀�rVnRf̀l�ibw��xyL$z{%$$|z{}z% ~�€�‚ƒ„…ƒ„�†‡ƒˆ‰�Š‹ˆŒ„Ž�‘ˆ’�“‘�”•ŽŒ‡–�”–”—…’